EXHIBIT 99.1

Ero Copper Agrees with Vale Base Metals to Enter into Earn-in Agreement for a 60% Interest in the Furnas Copper Project

(all amounts in US dollars, unless otherwise noted)

VANCOUVER, British Columbia, Oct. 30, 2023 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce it has entered into a binding term sheet ("Term Sheet") with Salobo Metais S.A, part of the Vale Base Metals business ("VBM") to advance its Furnas copper project ("Furnas" or the "Project") located in the Carajás Mineral Province in Pará State, Brazil. The Term Sheet contemplates Ero Copper earning a 60% interest in the Project upon completion of several exploration, engineering and development milestones over a period of five years from the execution of a definitive earn-in agreement. In exchange for its 60% interest, Ero will solely fund a phased exploration and engineering work program during the earn-in period and grant VBM up to an 11.0% free carry on future Project construction capital expenditures (see "Summary of Key Terms").

"We are delighted for the opportunity to partner with VBM to advance the Furnas copper project. We are fully committed to unlocking value for all stakeholders by accelerating what we believe is a world-class project," said David Strang, Chief Executive Officer. "This partnership will leverage VBM and Ero's collective strengths as well as our shared vision for sustainable mine development."

"As construction of our Tucumã Project approaches completion in the coming year, we look forward to Furnas further contributing to the growth of copper production within the broader Carajás region and solidifying Brazil's position as a leader in low carbon-intensity production of critical minerals."

Furnas is an IOCG project located approximately 50 kilometers southeast of VBM's Salobo operations and approximately 190 kilometers northeast of Ero's Tucumã Project. Covering an area of approximately 2,400 hectares, the Project sits within fifteen kilometers of extensive regional infrastructure, including paved roads, an industrial-scale cement plant, a power substation and Vale's railroad loadout facility. A map of the Carajás Mineral Province and Project location is shown in Figure 1.

Ero's exploration and development efforts will focus on two discrete high-grade zones identified within the overall mineralized body, known as the SE and NW Zones, that extend over a combined strike length of approximately five kilometers. The Company's initial work program will include infill drilling to increase confidence around, and continuity of, these two high-grade zones, as well as extensional drilling to depth where limited prior drilling suggests increasing grades and thickness. Known high-grade mineralization ranges between approximately 20 to 60 meters in thickness and has been drilled to a general depth from surface of approximately 300 meters (vertical). A plan view map of the Project is shown in Figure 2. Cross-sections of the high-grade SE and NW Zones are shown in Figures 3 and 4, respectively. Drill intercepts within these zones are highlighted by:

  SE Zone
    PKC-FURN-FD024:
      59.0 meters grading 2.11% Cu and 0.54 gpt Au (2.48% CuEq) from 58.0 meters, including 5.0 meters grading 15.24% Cu and 0.06 gpt Au (15.28% CuEq) from 99.0 meters
    FUR-FURN-DH00170:
      8.6 meters grading 10.20% Cu and 0.06 gpt Au (10.24% CuEq) from 81.0 meters
    PKC-FURN-DH00036:
      36.0 meters grading 1.04% Cu and 0.94 gpt Au (1.69% CuEq) from 236.0 meters, including 20.0 meters at 1.25% Cu and 1.59 gpt Au (2.34% CuEq) from 242.0 meters
  NW Zone
    FUR-FURN-DH00102:
      32.0 meters grading 1.22% Cu and 0.64 gpt Au (1.67% CuEq) from 293.5 meters, including 14.0 meters grading 1.98% Cu and 0.68 gpt Au (2.45% CuEq) from 297.4 meters
    FUR-FURN-DH00177:
      54.9 meters grading 0.88% Cu and 0.63 gpt Au (1.31% CuEq) from 381.1 meters, including 12.9 meters grading 1.28% Cu and 0.63 gpt Au (1.72% CuEq) from 381.1 meters

As part of its overall work program, Ero intends to validate the historical exploration drill database, develop block models incorporating planned infill and extensional drilling to prepare a mineral resource estimate that complies with NI 43-101 (as defined below), generate selective mine designs, perform confirmatory metallurgical test work, develop process flow sheet designs, undertake geotechnical and environmental studies, and advance various community and social programs.

Where applicable, copper equivalent ("CuEq") in this press release has been calculated using the following formula: CuEq = Cu + (Au x 0.687) based on long-term copper and gold prices of $3.50 per pound and $1,650 per ounce, respectively. No adjustment for metallurgical recoveries has been made when calculating CuEq.

SUMMARY OF KEY TERMS

  To earn a 60% interest in the Project, the Term Sheet requires Ero to complete three phases of work:
    Phase 1: Ero to conduct a minimum of 28,000 meters of exploration drilling and produce a scoping study within 18 months of signing a definitive earn-in agreement
    Phase 2: Ero to conduct an additional minimum of 17,000 meters of exploration drilling and produce a pre-feasibility study within 18 months of completing Phase 1
    Phase 3: Ero to conduct an additional minimum of 45,000 meters of exploration drilling, unless otherwise mutually agreed, and produce a definitive feasibility study ("DFS") within 24 months of completing Phase 2
  Following the completion of a DFS, subject to customary technical review periods, and with Ero positive investment approval, the parties will enter into a joint venture agreement whereby VBM will transfer 60% of the equity interest in the Project to Ero, and Ero will grant VBM a "free carry" on certain capital expenditures related to Project development(1)
    Ero to grant VBM an initial 11% free carry, funding 71% of the first $1.0 billion of Project capital expenditures(1)
    If applicable, Ero to grant VBM a subsequent 5.5% free carry, funding 65.5% of the next $1.0 billion of Project capital expenditures(1)
    If applicable, each party to fund its then pro rata share of capital expenditures(1) beyond $2.0 billion
  As long as VBM maintains greater than 30% ownership, it will have 100% offtake rights on the copper concentrate produced by the Project
  Prior to a positive Ero investment decision and the formation of a joint venture, VBM will retain 100% ownership of the Project with Ero solely responsible for funding the phased exploration and engineering work programs related to the Project as well as ongoing payments to maintain the property in good standing. Failure of Ero achieving the prescribed milestones within the earn-in period, will have the earn-in option drop away

(1) The free carry will apply only to initial capital expenditures and future growth capital related to the expansion of mining and milling capacities, and will not apply to any sustaining capital required for the operations. The applicable capital will be inflation-adjusted based on a US-Dollar denominated benchmark inflation index with reference to the month in which the definitive earn-in agreement is signed.

N
S
W
E
Pará
5°30'0"S
6°30'0"S
51°0'0"W
50°0'0"W
Buritirama (MBSA)
Salobo Mine (Vale)
Paulo Afonso (Vale)
Furnas Project
Serra Pelada
N4 (Vale)
Serra Leste (Vale)
Alemão (Vale)
Azul (Vale)
Parauapebas
Curionópolis
Antas (BHP)
Sossego (Vale)
S11D (Vale)
Cristalino (Vale)
Puma (Vale)
Jaguar (Centaurus)
Canaã dos Carajás
Onça (Vale)
Pedra Branca (BHP)
Pantera (BHP)
Água Azul do Norte
Tucumã
Ourilândia
São José
Tucumã Project
(under construction)
Ports
Marabá
50Km
Mine
Deposit
City
Airport
Road
Rail

Figure 1: Map of the Carajás Mineral Province, highlighting the location of Furnas as well as the Tucumã Project.
https://www.globenewswire.com/NewsRoom/AttachmentNg/d9cbf5fa-a5c2-4f7c-a226-e3dd0c6a336a

N
E
S
W
608,000mE
9'348,000mN
FUR-FURN-DH00177
FUR-FURN-DH00102
PKC-FURN-DH0095
FUR-FURN-DH00101
FUR-FURN-DH00259
612,000mE
FUR-FURN-DH00245
PKC-FURN-DH00036
PKC-FURN-FD022
PKC-FURN-FD024
FUR-FURN-DH00170
FUR-FURN-DH00171
608,000mE
612,000mE
9'344,000mN
Lithology
HCS
GRA
DIO
RCL HD
GMF HD
GMF HD-2
XTA
RSL Host
GMF RSL
Legend
Drillhole collar
Drillhole collar in cross-section
0
1000m
2000m
Projection UTM
Zone 22S

Figure 2: Furnas Plan View Map, including drill collar locations.
https://www.globenewswire.com/NewsRoom/AttachmentNg/70daf73e-fca1-4553-8e79-fc27441c1957
Rock types include:

Abbreviation	Rock Type
HCS	Calco-sodic hydrothermal rock
GRA	Granite
DIO	Diorite
RCL HD	Chlorite-rich hydrothermal rock
GMF HD	Grunerite-garnet-magnetite hydrothermal rock
GMF HD-2	Grunerite-garnet-magnetite hydrothermal rock
XTA	Aluminous schist
RSL Host	Quartz-rich rock
GMF RSL	Magnetite-rich hydrothermal rock / quartz-rich rock

Figure 3: Cross section within the high-grade SE Zone of Furnas.
https://www.globenewswire.com/NewsRoom/AttachmentNg/8678bb92-b575-4dc5-b7cd-ea3936194d67
Rock types include:

Abbreviation	Rock Type
XTA	Aluminous schist
GMF HD	Grunerite-garnet-magnetite hydrothermal rock
RCL HD	Chlorite-rich hydrothermal rock
RSL Host	Quartz-rich rock

Figure 4: Cross section within the high-grade NW Zone of Furnas.
https://www.globenewswire.com/NewsRoom/AttachmentNg/4ee07d7b-9bff-47ee-a9c0-5cd60f039b90
Rock types include:

Abbreviation	Rock Type
HCS	Calco-sodic hydrothermal rock
GRA	Granite
RCL HD	Chlorite-rich hydrothermal rock
GMF HD	Grunerite-garnet-magnetite hydrothermal rock
XTA	Aluminous schist
RSL Host	Quartz-rich rock
GMF RSL	Magnetite-rich hydrothermal rock / quartz-rich rock

QUALIFIED PERSONS

Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 3219148) has reviewed and approved the scientific and technical information contained in this press release. Mr. Monteiro is Resource Manager of the Company and is a “qualified person” within the meanings of NI 43-101.

QUALITY ASSURANCE & QUALITY CONTROL

Four diamond exploration drilling campaigns were previously carried out on Furnas, with control sample protocols applied to each campaign. Historical quality assurance and quality control (QA/QC) data were evaluated, including duplicates, blanks and standard samples from the most recent drilling campaign.

In all drilling campaigns, a quarter of the recovered core sample was collected. In the first three exploration campaigns, one-meter sampling intervals were used. In the fourth exploration campaign one-meter sampling intervals were used in the mineralized zone and two-meter sampling intervals were used in the weathered zone and in waste rock.

Physical preparation of the quarter-core samples was performed in the following laboratories: Vale/Carajás, Intertek-Parauapebas-PA, Intertek-Nova Lima-MG, SGS GEOSOL, or Lakefield-Geosol. Chemical analysis was performed by ACME, Lakefield-Geosol in Belo Horizonte/MG, and SGS Geosol Laboratories in Vespasiano/MG. The selection of analytical methods and the number of elements analyzed varied across exploration campaigns.

To verify the accuracy of older sampling campaigns, a re-analysis program was performed on Cu and Au for select assay intervals. The reanalysis program demonstrates good performance, particularly for Cu and Au, allowing for the inclusion of historical campaign data for the purposes of this press release.

The Company intends to validate the entirety of the historical exploration database as part of its Phase 1 work program.

ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the signing of a definitive earn-in agreement by Ero and Vale, Ero's ability to create value at and/or maximize the value of the Furnas Project through the definitive earn-in agreement and joint venture partnership with Vale; Ero's ability to leverage Vale's historic database on the Furnas Project; Ero's ability to define an economically viable development and operating strategy for the Furnas Project; Ero's ability to complete each phase of the earn-in agreement, including its ability to conduct the required amount of exploration and produce the required study within the defined timeframe for each earn-in phase; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.